EXHIBIT 12.1
The ratio of earnings to fixed charges was computed as follows:

	For the Year Ended
	July 2,	June 30,	June 29,
	2003	2004	2005
FIXED CHARGES:
Interest expense, net (1)	39,007,000	35,766,000	34,293,000
Capitalized interest	288,000	280,000	538,000
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,921,000	3,419,000	13,292,000
Estimated interest in rental expense	4,438,000	4,492,000	4,510,000

Total fixed charges	45,654,000	43,957,000	52,633,000

EARNINGS:
Pretax income (loss) before minority interest (2)	17,067,000	9,963,000	(2,371,000)
Add: Fixed charges (from above)	45,654,000	43,957,000	52,633,000
Amortization of capitalized interest	400,000	400,000	150,000
Less: Capitalized interest	288,000	280,000	538,000
Minority interest that had not incurred fixed charges	179,000	(345,000)	—

Total earnings	62,654,000	54,385,000	49,874,000

Ratio of earnings to fixed charges	1.4	1.2	0.9 (3)

(1)	“Interest expense, net” comprises:
       Interest expense (per statement of operations)
       Less interest income (per statement of operations)
       and OID amortization (per statement of cash flows)
and amortization of debt issuance costs (per statement of cash flows)

(2)	“Pretax income (loss) before minority interest” comprises: Income (loss) before income tax expense (benefit) Less minority interest (disclosed as a component of earnings above)

(3)	Earnings were insufficient to cover fixed charges for the fiscal year ended June 29, 2005. The deficiency was approximately $2.8 million for that period.